Exhibit 21.1

List of Subsidiaries

JATT Merger Sub 2, a Cayman Islands exempted company

Zura Bio Limited, a limited company incorporated under the laws of England and Wales

Zura Bio Inc., a Delaware corporation

Z33 Bio Inc., a Delaware corporation

ZB17, LLC, a Delaware limited liability company